10026462

UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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RECD S.E.C.
MAR 1 2010
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31441

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wilmington Brokerage Services Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 North Market Street
(No. and Street)

Wilmington (City) DE (State) 19890-0001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Michael Fox 302.651.8007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

1601 Market Street (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. Michael Fox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wilmington Brokerage Services Company, as of December 31st, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SUSAN M. MURPHY
Notary Public - State of Delaware
My Comm. Expires June 27, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- ☒ (p) Reconciliation with FOCUS computation of net capital

Wilmington Brokerage Services Company

Financial Statements and
Supplemental Information

Year ended December 31, 2009

Contents

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Board of Directors
Wilmington Brokerage Services Company:

We have audited the accompanying statement of financial condition of Wilmington Brokerage Services Company (the Company) as of December 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wilmington Brokerage Services Company as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 26, 2010

Wilmington Brokerage Services Company

Statement of Financial Condition

December 31, 2009

Assets		
Cash and cash equivalents	$	3,401,050
Securities owned:		
Marketable, at fair value		6,363,280
Receivable from Wilmington Trust Company		509,325
Commissions receivable		424,568
Fixed assets, at cost, less accumulated depreciation of $1,101,191		146,794
Other assets		57,134
Total assets	$	10,902,151

Liabilities and Stockholder's Equity		
Liabilities:		
Payable to Wilmington Trust Company	$	227,467
Accounts payable		185,792
Incentive accrual		463,237
Deferred tax liability		139,815
Other liabilities		330,281
Total liabilities		1,346,592
Stockholder's equity:		
Common stock, no par, 100 shares authorized, issued, and outstanding		25,000
Additional paid-in capital		1,527,434
Retained earnings		8,003,125
Total stockholder's equity		9,555,559
Total liabilities and stockholder's equity	$	10,902,151

The accompanying notes are an integral part of these financial statements.

Wilmington Brokerage Services Company

Statement of Income

Year ended December 31, 2009

Revenues:		
Brokerage commissions	$	7,201,809
Mutual fund commissions		4,587,388
Advisory fees		2,014,349
Interest and dividends		133,461
Loss on principal transactions		(70,868)
Other		80,042
Total revenues		13,946,181
Expenses:		
Employee compensation and benefits		6,845,737
Clearing costs		1,035,135
Supplies		27,896
Professional fees		181,075
Telephone and communication		70,539
Travel and conferences		32,150
Depreciation		30,510
Postage		213,587
Occupancy and other support		228,773
Inter-co servicing expense		812,377
Filing and handling fees		294,907
Other		850,224
Total expenses		10,622,910
Income before income taxes		3,323,271
Provision for income taxes		1,231,664
Net income	$	2,091,607

The accompanying notes are an integral part of these financial statements.

Wilmington Brokerage Services Company

Statement of Stockholder's Equity

Year ended December 31, 2009

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balance, January 1, 2009	100	$ 25,000	$ 1,518,098	$ 9,911,518	$ 11,454,616
Net Income				2,091,607	2,091,607
Stock-Based Compensation Expense			9,336		9,336
Dividends Paid				(4,000,000)	(4,000,000)
Balance, December 31, 2009	100	$ 25,000	$ 1,527,434	$ 8,003,125	$ 9,555,559

The accompanying notes are an integral part of these financial statements.

Wilmington Brokerage Services Company

Statement of Cash Flows

Year Ended December 31, 2009

Cash flows from operating activities		
Net income	$	2,091,607
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation		30,510
Changes in operating assets and liabilities:		
Decrease in securities owned, net		1,542,594
Increase in commissions receivable		(166,096)
Increase in other assets		(4,281)
Decrease in payable to Wilmington Trust Company		(261,818)
Decrease in accounts payable		(17,266)
Increase in incentive accrual		152,620
Decrease in income taxes payable to Wilmington Trust Company and state taxing authorities		(1,352,455)
Increase in deferred income taxes		105,145
Increase in other liabilities		330,281
Stock-based compensation expense		9,336
Net cash provided by operating activities		2,460,177
Cash flows from investing activities:		
Purchases of furniture, equipment and improvements		(125,504)
Net cash used in investing activities		(125,504)
Cash flows from financing activities:		
Cash dividends		(4,000,000)
Net cash used in financing activities		(4,000,000)
Net decrease in cash		(1,665,327)
Cash, beginning of year		5,066,377
Cash, end of year	$	3,401,050
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Income taxes paid to Wilmington Trust Company and state taxing authorities	$	2,432,891

The accompanying notes are an integral part of these financial statements.

WILMINGTON BROKERAGE SERVICES COMPANY

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

NOTE 1 -- ORGANIZATION

Wilmington Brokerage Services Company (the Company) is a discount broker registered under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Wilmington Trust Company (WTC). WTC is a wholly-owned subsidiary of Wilmington Trust Corporation (the Corporation). The Company's customer base is geographically diverse; however, the majority are trust or retail customers of WTC who reside in Delaware.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:

Cash and cash equivalents for purposes of these financial statements consist of cash and money market funds.

Securities Transactions:

Security transactions are cleared through National Financial Services, LLP and Pershing Investments, LLC (the Clearing Brokers). Proprietary securities transactions and related revenues and expenses are recorded on a trade date basis. Commission revenues related to customers' security transactions are recorded on a trade date basis.

Fixed Assets:

Fixed assets are stated at cost less accumulated depreciation. Buildings and improvements are depreciated on a straight-line basis over an estimated useful life of 39 years. Furniture and equipment is depreciated on a straight –line basis over an estimated useful life of 3, 5, or 7 years.

Use of Estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities Owned:

At December 31, 2009, the Company holds a U.S. Treasury Note and Treasury Bills, maturing in January and April 2010, which are carried at fair value with unrealized gains and losses reflected in the principal transactions line of the Statement of Income. The U.S. Treasury Note and Treasury Bills are classified as Level 1 securities. Valuations are based on quoted market prices in active markets for identical assets and liabilities that the Company has the ability to access. Since valuations are based on quoted market prices that are readily and regularly available in an active market, valuation of these investments does not entail a significant degree of judgment.

NOTE 3 -- INCOME TAXES

The Company accounts for income taxes using the asset and liability method under which deferred tax assets and liabilities are determined based upon the differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. These temporary differences are measured at prevailing enacted tax rates that will be in effect when the differences are settled or realized. The Company's provision for income taxes is computed as if the Company filed a separate tax return, however, the Company's taxable income is included in the consolidated federal income and certain unitary state tax returns filed by the Corporation. The income tax expense for the year ended December 31, 2009 was $1,231,664, consisting of current and deferred income tax expense of $1,126,519 and $105,145, respectively. The amount received from WTC and the state taxing authority at December 31, 2009 was $509,325

The difference between income tax at the statutory rate of 35% and income tax expense included in the statement of income is primarily related to employee stock plan benefits of $537 (tax effected), meals and entertainment of $872 (tax effected), miscellaneous other adjustments of ($14,684), and the impact of state taxes (net of the federal benefit) of $56,990. The Company has a net deferred tax liability of ($139,815) at December 31, 2009. A valuation allowance is established against deferred tax assets when, in the judgment of management, it is more likely than not that such deferred tax assets will not become realizable.

WILMINGTON BROKERAGE SERVICES COMPANY

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

NOTE 4 -- FIXED ASSETS

A summary of fixed assets at December 31, 2009 follows:

Buildings and improvements	$	511,225
Furniture and equipment		736,760
		1,247,985
Accumulated depreciation		1,101,191
Fixed assets, net	$	146,794

Depreciation expense was $30,510 for 2009.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company receives compensation for brokerage activities performed for the Wealth Advisory Services Department of WTC. In 2009, the Company recorded net brokerage commissions in the amount of $2,271,262 for these activities. In 2009, the Company paid the Personal Financial Services Department a negotiated amount of $1,167,342 to support Personal Investment representatives at branch sites. This amount is included in "Employee compensation and benefits" in the Statement of Income.

During 2009, the Company incurred a service fee of $812,377 under a service agreement with WTC which is included in "Inter-co servicing expense" in the Statement of Income. Based on allocation factors under the agreement, the Company reimburses WTC for certain general and administrative support services provided by WTC.

During 2009, the Company incurred rental expense of $203,600 under a leasing arrangement with WTC which is included in "Occupancy and other support" in the Statement of Income.

During 2009, the Company reimbursed WTC for $1,632,455 for income tax paid to Internal Revenue Services. At December 31, 2009, the Company has an income tax receivable from various other taxing authorities and WTC of $325,199 and $184,126 respectively.

WILMINGTON BROKERAGE SERVICES COMPANY

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

NOTE 6 – EMPLOYEE BENEFITS AND OTHER POSTRETIREMENT BENEFITS

Employees of the Company are included in the noncontributory defined benefit pension plan of WTC, and are provided certain other postretirement health and life insurance benefits. Costs for these plans are borne fully by WTC. The defined benefit pension plan covers substantially all employees of the Company after certain age and service requirements are attained.

Employees of the Company are also eligible to participate in the Corporation's Employee Stock Purchase Plan and WTC's Thrift Savings Plan after meeting certain age and service requirements. Eligible employees may contribute from 1% to 25% of their annual base pay to the Thrift Savings Plan. The first 6% of each employee's pay is eligible for matching contributions from the Company of $.50 on each $1.00. In 2009 the Company's contributions for employees participating in the Thrift Savings Plan amounted to $95,919.

NOTE 7 -- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had "net capital" of $8,333,760 which was $8,083,760 in excess of its required minimum net capital of $250,000 for regulatory purposes. The Company's ratio of aggregate indebtedness to net capital was .14 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met.

NOTE 8 -- CLEARING AGREEMENT

All customer securities transactions are introduced and cleared on a fully-disclosed basis through the clearing brokers that are members of the New York Stock Exchange, Inc. (the "NYSE") pursuant to a clearing agreement (the "Agreement"). Accordingly, open customer transactions are not reflected in the accompanying statement of financial condition and the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii). Commissions receivable on the Statement of Financial Condition include amounts due from these Clearing Brokers.

The Agreement states the Company will assume customer obligations should a customer of the Company default. As of December 31, 2009, accounts owed to the clearing brokers by these customers were adequately collateralized by securities owned by the customers.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Schedule I

Wilmington Brokerage Services Company

Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2009

Net Capital		
Total stockholder's equity from Statement of Financial Condition		$ 9,555,559
Deduct, stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		9,555,559
Additions		-
Total capital and allowable subordinated liabilities		9,555,559
Non-allowable assets		
1. Excess cash	219,417	
2. Receivable from Wilmington Trust	509,325	
3. Commissions receivable	218,165	
4. Other assets	57,134	
5. Fixed assets, net	146,794	
Total non-allowable assets		1,150,835
Net capital before haircuts on securities positions		8,404,724
Haircuts on securities		(70,964)
Net capital		$ 8,333,760
Aggregate Indebtedness		
Included in Statement of Financial Condition		
Payable to Wilmington Trust Company		$ 227,467
Accounts payable and other liabilities		516,073
Incentive accrual		463,237
Total aggregate indebtedness		1,206,777
Percentage of aggregate indebtedness to net capital		14%
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness)		80,452
Minimum dollar net capital requirement		250,000
Net capital requirement (greater of 6-2/3% of aggregate indebtedness of $1,206,777 or $250,000)		250,000
Excess net capital		$ 8,083,760
Excess net capital at 1000%		$ 8,213,082

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Schedule I

Wilmington Brokerage Services Company

Computation of Net Capital Under SEC Rule 15c3-1 (continued)

December 31, 2009

Reconciliation of Company's Computation of Net Capital with FOCUS Report

Net Capital as reported in Wilmington Brokerage Services Company's Part IIA (Unaudited) FOCUS report	$	8,330,963
Other Items:		
Adjustment to accrued income taxes		34,666
Adjustment to deferred tax liability		(31,869)
Net Capital as shown on page 10	$	8,333,760

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Board of Directors
Wilmington Brokerage Services Company:

In planning and performing our audit of the financial statements of Wilmington Brokerage Services Company (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. (FINRA) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Board of Directors
Wilmington Brokerage Services Company:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Wilmington Brokerage Services Company (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the form of check copies, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009 Part IIA Quarterly 17a-5(a), as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers including, monthly and quarterly general ledger summaries, check logs, and journal entry summary reports, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, including monthly and quarterly general ledger summaries, check logs, and the determination of "SIPC Net Operating Revenues" and general assessment worksheets supporting the adjustments, noting no differences; and
5. Noted there was no overpayment applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010

WILMINGTON
TRUST

Wilmington Brokerage
Services Company
1100 North Market Street
Wilmington, DE 19890-0001

302 651 1011 / 800 345 7550

Member FINRA and SIPC

February 26, 2010

Subjects: Audited Financial Statements
Supplemental Report for SIPC-7T

Dear Regulatory Professional:

Wilmington Brokerage Services Company (WBSC) is a registered broker-dealer and wholly-owned subsidiary of Wilmington Trust Company (WTC). Pursuant to SEA Rule 17a-5 WBSC has filed annual audited financial statements with the SEC and FINRA. Enclosed are those financials along with the opinion issued by the independent public accounting firm which performed the audit. Also enclosed is the supplemental independent public accountants report covering the SIPC-7T.

Sincerely,

R. Michael Fox
President
302.651.8007

Financial Statement and Supplemental Information

Wilmington Brokerage Services Company

Year ended December 31, 2009
With Report and Supplementary
Report of Independent Registered Public Accounting Firm